Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: April 23, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as

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“believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following is a transcript of the Interim Management Statement Announcement Conference Call held on April 23, 2014 with Ian McHoul, CFO of AMEC and Rupert Green, Interim Head of Investor Relations at AMEC:

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Transcript
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AMEC plc IMS Announcement Conference Call	Wednesday, 23 April 2014

Ian McHoul:                                                           Morning everybody and welcome to our Interim Management Statement conference call this morning; my name is Ian McHoul as Chrristina said. I’m the Chief Financial Officer here at AMEC and with me today is Rupert Green from Investor Relations. Today’s statement is short because we are pretty much where we expected to be when we last updated you at the full year results back in February. Hopefully you have had a chance to read through the release but in case you haven’t I’ll go over the key points and then we can move straight into Q&A.

Our trading performance is in line with expectations. Order intake and visibility for 2014 and beyond remain good and our order book was a new record of £4.2 billion as at the end of March. We continue to expect good underlying revenue growth for the full year with higher growth in UK brownfield, US solar and across the growth regions oil and gas business. However, this does imply a slight reduction to group margins from this change in mix.

Since we last updated you in February the North American currencies have remained weak. If we use the current Canadian and US dollar forecast exchange rates for 2014 compared with the 2013 rates it will adversely impact our reported revenues by around £250 million and EBITDA by around £25 million. And just to remind you, these are purely translation differences. And finally the Foster Wheeler acquisition is on schedule, going well, and we anticipate closing during the third quarter.

Before taking your questions can I remind you that this call is being recorded and will be available later today at our website at amec.com. So at this point I’d be very pleased to take any of your questions. Christina, can I have the first question please?

Operator:                                                                              Thank you Ian. Ladies and gentlemen, if you would like to ask a question please press star followed by one on your telephone keypad now. If you change your mind and decide to withdraw your question please press star followed by two. When preparing to ask your question please ensure that your phone is on mute locally. Our first question today comes from the line of Guillaume Delaby of Societe Generale. Please go ahead.

Guillaume Delaby:                            Yes, good morning and I’d just like to know if you would be ready to take some questions regarding the Foster Wheeler deal, yes or no? If it is no I will pass my turn.

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Ian McHoul:                                                           Well I’m happy to take questions but whether I’m prepared to answer it depends on what the question is. So ask the question and then I’ll answer it if I can and I’ll tell you if I can’t.

Guillaume Delaby:                            I just would like to have a little bit more colour regarding what could be reasonably expected on revenue synergies and on tax synergies with the Foster Wheeler deal, if you can answer on those two?

Ian McHoul:                                                           Well yes, I can give some generality. I’m not going to place numbers on those. On revenue synergies, if you think back to the rationale for the transaction in the first place we’re obviously in oil and gas much more focused on upstream activity whereas Foster Wheeler are much more focused on the downstream, petrochem, refining etc with midstream capability also. So we’ve put ourselves in a position where we can service customers across the value chain, and customers that we only do upstream with we will be able to work more broadly with and customers that they only do downstream or midstream, they will be able to do more with. So we have widened the tools available in our kitbag if you like and we think that leads to real revenue synergy.

The other point of course is that they have a wider exposure to the growth markets, what we call the growth regions, than we do and also a wider exposure in Latin America. So again the footprint that that gives us gives us an entrance into territory and a trading footprint in territory which we haven’t had previously and we think that gives us a platform for real revenue growth. So we’ve quantified cost synergies from this transaction but, as we said before, this is a transaction based on the ability of, you know, two plus two equals five from a revenue perspective.

On tax, again I’m not going to go into the detail. We haven’t put a number on tax synergies but if you think, you know, we’re a multinational business in some 40 odd countries, they’re in some 30 plus countries; the larger activity you have the more jurisdictions you operate in gives you greater ability to manage your tax affairs efficiently. I mean we are, I think, reasonably efficient from a tax perspective. I know they are. You add the two of that together, we still have an efficient business but overall there will be further upside at the margin. I mean it’s not trivial otherwise I wouldn’t have mentioned it in the first place but it’s, you know, there’s a marginal benefit to come through there.

Guillaume Delaby:                            Okay, thank you.

Operator:                                                                              Our second question today comes from the line of Fiona Mclean of Merrill Lynch. Please go ahead Fiona.

Fiona Maclean:                                            Thank you. Yes, it’s Fiona Mclean at Merrill Lynch. I wanted to also ask on Foster Wheeler. We’re a couple of months down the line now since you last spoke to the market. Can you give us any specific updates you have or what the timeline is for the next items bill from the Foster Wheeler side and on the AMEC side, and also if you could give some background as to why you’re more confident of it completed in Q3 having narrowed that timeline down this morning? Thank you.

Ian McHoul:                                                           Good morning Fiona. I mean the two answers are, the two parts to that question are linked. Let me go to the second piece first. We are more confident than we were; as you say we’ve moved from an H2 to Q3 guidance and that’s purely because the process is going well. I mean previously there were a lot of formal hurdles to overcome when we first announced this transaction. They have to get their shareholder approval at an EGM; we have to get the same, SEC registration, UKLA class one approval and a myriad of anti-trust approvals. So back in February, because of the sheer weight of things that have to be done we were latitudinal on the guidance, put it that way. Two months further on we’ve made good progress on the SEC filing. It’s a confidential process so I can’t be specific but we are making good progress. Similarly on the anti-trust filings in Americas, in EU and elsewhere we’re making good progress. So because of that progress and those discussions that we’re having, that leads us to be more confident which means we bring the guidance forward or an earlier part of the range we’d previously given. From their perspective, I can’t give you the date of their EGM. Those are not public at the moment but the same tone applies that they are on track, doing well and gearing up for that event.

Fiona Maclean:                                            Okay. And forgive me if you’ve mentioned this before but once the transaction is complete, will AMEC be keeping sterling as their reporting currency and will they also be keeping the three regional segments as your kind of divisional reporting?

Ian McHoul                                                               Okay, on the currency we will be reporting in sterling. I’m not going to commit to that forever. Don’t jump up and down and think that means we’re going to change it but it is, in all the documentation that will come out and all the reporting will be sterling based. On the structure, again as well as the formal pieces around anti-trust and regulatory processes we are working hard on integration planning which is around organisation, operating model, revenue synergies that we touched on, cultural mass etc, so we’re well developed and on track in the organisation structure. I can’t give you precise details. It isn’t public as yet. But if you look at it we are newly in to a geographic structure. Foster Wheeler run their E&C business geographically and the power equipment business on the side so that may lead you to expect that there won’t be too much of a change but I can’t guarantee that right now or be committed on that right now.

Fiona Maclean:                                            Okay, thank you very much.

Operator:                                                                              Our next question comes from Philip Lindsay of HSBC. Please go ahead with your question Philip.

Phillip Lindsay:                                              Thank you. Morning gents. Three questions please; average employees is about 7% down I think year on year which appears odd for a business that’s growing. Can you just explain what’s going on there? That’s the first question. The second question is around cash burn year to date. It looks to be about 150 mill. Is that purely the seasonality in the cash flow movements of the business plus some acquisition related spend or is there something else in there? And then last question, really just looking for a sort of broad comment about the oil and gas pipeline generally, you know, what areas do you think are most active and where are you sort of most confident of securing work? Thank you.

Ian McHoul:                                                           Thanks Phil. Yes, employee numbers are down around 7%. It’s, as you know employee numbers is a lagging indicator more than anything else. What we saw at the back end of ‘13 was significant de-manning in the oil sands, mining too, particularly in the Americas. So what those numbers are as released at Q1 are against Q1 so the Q1 this year obviously suffers from the Q4 H2 tradeoff at the back end of last year. So what we’ve got is reduction in the Americas on the back of oil sands and mining, we’ve got reduction in greenfield in Europe and we’ve got significant growth in the growth regions on the back of oil and gas. So overall it’s a very lumpy number, I’m not concerned about it. You know, in terms of trading flows, you’ve seen the order book up again so that’s a better leading indicator I suppose to employees which is a lagging indicator.

On cash, yes, it’s, you know, it’s not been a strong quarter. We had a particularly strong Q4. As you might recall, if you look at our cash conversion at the back end of last year it was very strong. Inevitably there is some impact on Q1 off that and the seasonality impact... you know the way to think about it, kind of we turn about £4 billion, give or take, you know, we make three or four hundred million of profit, 350 even, that sort of number, so we have four billion of revenue and almost four billion of costs so we have £8 billion of working capital flows a year which is about 600 to 700 million a month. You’ve only got to be 10% out on a payment or a receipt and you’re out by 60 or 70 million. So we’ve got some seasonality, we’ve got some lumpiness in working capital flows but to be very clear, there is no adverse underlying trend, there’s nothing in the cash flow that concerns me and our expectation for the full year is as it always has been in recent years. The cash conversion will be strong.

Oil and gas, yes, I mean here is a strength; UK brownfield looking strong, growth region Middle East looking strong, good order flow. I mean you’ve seen some of the contracts that are listed in the release there, so Onegas is the North Sea, Nexen in the North Sea and then Azerbaijan, Kuwait, so there is a good, good flows of activity around the Middle East in particular and UK brownfield. Softer I guess in the Gulf of Mexico as we come off the Marine Well Containment System project and the comments around the oil sands are really no different from that which we’ve said before. We continue to come off the bouncy or the peak from Kearl but smaller projects ongoing, particularly relating to in situ developments.

Phillip Lindsay:                                              All right. Thanks very much.

Operator:                                                                              As a reminder ladies and gentlemen, if you would like to ask a question please press star followed by one on your telephone keypad now. Our next question comes from Ryan Kauppila of Citigroup. Please go ahead with your question.

Ryan Kauppila:                                          Yes, good morning. Ian, in this sort of interim period before the deal closes what is your knowledge or influence on the Foster Wheeler bid pipeline?

Ian McHoul:                                                           Well there’s... Let me go back. So we are not allowed to know about and we’re absolutely not allowed to influence Foster Wheeler’s bid pipeline, okay? Essentially the two businesses have to be run separately. They are separate companies, separate public companies and we are absolutely forbidden by anti-trust rules to get involved in their commercial decision making and the commercial management of their business. What we can do is to get involved with their integration planning, so areas that are non-customer facing, around administrative activities, around organisation, as I’ve said around operating models we can talk to them and indeed are talking to them, involving them in those conversations around how the new enlarged company will operate. But from a commercial perspective, how they’re trading we’re not allowed to get involved. Having said that, you know, we follow their order announcements, we follow their quarterly statements the same way as you do or you have the ability to do and it feels on track with where we anticipated.

Ryan Kauppila:                                          Okay, that’s great. Thanks.

Operator:                                                                              Our next question comes from the line of Ian Armstrong of Brewin Dolphin. Please go ahead with your question Iain.

Ian Armstrong:                                               Good morning Ian. I apologise if you don’t want to answer this but I did get a request from one of our account managers with regards to the protest by the former SEC chairman with regards to the Foster Wheeler acquisition. I tried to do some digging to find out actually how far that’s gone. I wonder, have you met with them? It all seems to have died down or is this still an ongoing issue?

Ian McHoul:                                                           It hasn’t gone away. One of the things that we have always been conscious of and are conscious of is when you go into listing in the US you open yourself up to a more invidious environment. There are instances where certain active legal parties have said that the Foster Wheeler company is selling itself short and that that is not appropriate and therefore they want something done about that. I can’t comment. I’m not going to comment on that because it’s a legal process but needless to say we put down what we think is a very sensible offer. Their board have unanimously accepted that and we think this deal makes a compelling case to both our shareholders and theirs and that’s why we’re very positive around it. But there are protests from various sources.

Ian Armstrong:                                               Okay. And in...

Ian McHoul:                                                           Sorry, that’s not answering your question. When the F4, which is the US prospectus, comes out later in the year, there will be full details in there. We’re not complacent about these things, we take them seriously, respond to them. They’re mostly aimed at, not at AMEC, but aimed at Foster Wheeler but we believe we have acted and behaved totally appropriately.

Ian Armstrong:                                               I just thought, because you sort of narrowed it down to third quarter that maybe this had gone away but obviously not. Okay.

Ian McHoul:                                                           Well you heard my answer to Fiona; the third quarter is merely based on the fact that we’re making good progress on those things which need to progress and that gives us greater confidence.

Ian Armstrong:                                               Can you maybe update us as to what would be the biggest sticking points apart from the listing and, the SEC listing?

Ian McHoul:                                                           No sticking points per se, just sheer volume of work. You know, the process of listing in the States requires an enormous document. For those who have suffered the process of putting together a class one prospectus of the UKLA, UK market, that is nothing compared with the US process. So there’s a vast volume of work involving countless lawyers and accountants internal and external, so it’s the sheer weight of process as well as a large number of anti-trust processes as I said, all of which require clearly proper due diligence and proper compilation. So again, we’re not expecting there to be any issues with that, however there is just a large volume of work that needs to be done properly and rigorously and that’s the time issue.

Ian Armstrong:                                               And finally from me, with regards to the $75 million of cost savings that you’re suggesting, is the currency, if the North American currencies remain as weak as that against sterling will you have to increase that figure to make the deal add up?

Ian McHoul:                                                           Yyou have to look at the overall currency mix. So we quoted it in dollars but that doesn’t mean, because Foster Wheeler report in dollars, that doesn’t mean all the synergies are dollar based. The synergies will be based on, we’ve got to combine AMEC and Foster Wheeler business multinational and those synergies are multinational. We just chose to quote the number in dollars because that is the number, that is the currency in which Foster Wheeler report. And again, in any event the language we used was at least 75 million.

Ian Armstrong:                                               Okay. Thanks very much Ian.

Operator:                                                                              Our next question comes from Caroline Hickson of UBS. Please go ahead.

Caroline Hickson:                                Hi there. I just want to follow up on the cash question again. So it sounds like you’re saying there’s nothing untoward, it’s just the normal seasonality. So all else equal would we still expect you to move to a sort of net cash position through the year? And secondly, do you still maintain the guidance you gave in January to be sort of, I think post Foster Wheeler to be net debt to EBITDA around 1.6 times?

Ian McHoul:                                                           Morning Caroline. The answer is yes, yes and yes. It is just, as I said to Phil, seasonal, lumpy, working capital flows. There is no adverse underlying trend whatsoever. We’re confident in the cash conversion of the business. We are... therefore absolutely anything else would move net cash but clearly there is something else, ie the Foster Wheeler transaction. So they are cash generative, you put the two businesses together, we will remain very cash generative as the enlarged company and the number we promised before, 1.6 times debt to EBITDA absolutely remains good. And remember that’s a historic number so that’s a pro forma debt number looking backwards on EBITDA and obviously as EBITDA grows within the business and there are synergies that comes through. So it’s a historic number. But the guidance remains firm and good.

Caroline Hickson:                                Okay thanks. And just on the FX because obviously now you’re talking about a kind of 25 million EBITDA hit year on year, previously it was, I think you said in excess of ten, I mean is this a more conservative guidance? I mean should we expect to see that increase through the year or have you sort of tried to... I know you mentioned forecast exchange rates; I was just wondering what that was based on.

Ian McHoul:                                                           I’m sure there are people in your bank who are much more able to comment on currency trends than I am but all it is, it’s based on the consensus rate from Reuters, so Reuters do publish a monthly consensus on forward curve for currencies against sterling. We look at those forward curves; what does that imply for the three months that happened already, the forward rates, and what does that average rate for 2014, how does it compare with the rate for 2013? So just taking market consensus forward curves so that the number, the 25 million number is as good as the accuracy of the forward curve which is market consensus data.

Caroline Hickson:                                Okay, thanks.

Ian McHoul:                                                           So, you know, if you look at those rates, Canadian dollars had weakened by about... So I’m taking the 2014 average as implied by the forward curve compared with the 2013 P&L rate. Currently the Canadian dollar is sitting some 12% weaker and the US five to 6% weaker. So on average we’re slightly biased towards Canada rather than the US, so let’s call it 10% for dollar earnings. And that’s where it comes from. If that forward curve doesn’t crystallise, it crystallises one way or the other different then obviously that 25 million number will change.

Caroline Hickson:                                Okay, right, so you’re just working on market consensus and not trying to...

Ian McHoul:                                                           Yes, absolutely. 100%. I wouldn’t dare to try and read the currency markets, so just working on the consensus.

Caroline Hickson:                                Okay. All right, thanks.

Ian McHoul:                                                           Which is determined from, you know, the interest rates etc.

Operator:                                                                              Our next question comes from the line of Alex Brooks of Canaccord. Please go ahead with your question.

Alex Brooks:                                                           Yes, good morning Ian. A couple of questions; firstly... I know you’ve answered this before but I’m a bit slow. Can you remind me again about the margin pressure as to what’s growing at low margin and what’s shrinking at high margin?

Ian McHoul:                                                           Okay. I would not use the word, pressure. For me pressure implies that we are being squeezed by customers and that is not the case. There are ebbs and flows but on average that is not the case. So where we are guiding to a slight reduction in margins, that is because we have higher growth in parts of the business that are lower margin, specifically the US solar business is going very well, solar and renewables business in general, so the North American solar and wind is going very well and it’s lower margin business. The growth regions, you know, the order book is good, employee numbers are up, oil and gas activities are strong, all of which I’ve already said. And if you look at the growth regions margins, they are lower than the other parts of the business, also to some degree brownfield in the North Sea which is lower margin. So it’s not that we’re being squeezed any harder by customers, it’s just that there is a mix effect from higher growth in those lower margin territories and activities.

Alex Brooks:                                                           Okay. And my second thing is a bit of a pedantry point. You say that the acquisition is expected to be double digit earnings in the first 12 months after completion. Just to be clear, that is within the first 12 months; that is not a run rate at the end of 12 months?

Ian McHoul:                                                           That is correct.

Alex Brooks:                                                           Perfect. Thank you very much.

Operator:                                                                              As a final reminder ladies and gentlemen, if you would like to register a question please press star followed by one on your telephone keypad now.  It appears that we have no further questions coming through Ian.

Ian McHoul:                         All right. Well thank you everybody for attending and listening today for your questions. Just to recap what we talked about, that trading is in line with our expectations, although clearly as we’ve talked about there’s weakness from a translational perspective from the North American currencies. We have a strong order book,  record order book numbers which gives us good visibility, and the Foster Wheeler transaction is firmly on track and we’ve moved from an H2 guidance to Q3 guidance as we’ve talked about. So thank you all very much. We’ll catch up soon.